Exhibit 4.86

Summary of the Private Instrument of First Amendment to Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with Fazenda Jatobá.

Parties: Imobiliária Jaborandi Ltda., as Seller; John Kudiess and Harald Kudiess, as Buyers; and Jaborandi Agrícola Ltda. as intervening-consenting party.

Purpose: Amend the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on May 6, 2021, in connection with the sale of 1,250 arable hectares of Fazenda Jatobá, in order to (i) formalize the composition of the area under such transaction of 1,654.20 hectares; (ii) formalize that the purchase price, in Brazilian national currency (Reais), is equivalent to 376,060 bags of soybeans; and (iii) state that John Kudiess and Harald Kudiess will be vested in the property after the payment of 50% of the first installment of the purchase price.